Exhibit 99.1

Uranium Royalty, Orion and Ontario Teachers’ Pension Plan to Create a Leading

Royalty Platform Through Combination of Uranium Royalty and Sweetwater

Royalties

Creating a Cash-Flowing Royalty Leader with One of the Largest U.S. Land Positions, Offering Long-Term Potential Growth and Optionality Across Uranium and Critical Minerals at a Time of Renewed Focus on Domestic Supply Chains

Vancouver, British Columbia – April 16, 2026 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has entered into an arrangement agreement (the “Arrangement Agreement”) to combine with entities owning a 92% interest in Sweetwater Royalties (“Sweetwater”) from funds managed by Orion Resource Partners LP (“Orion”) and the Ontario Teachers’ Pension Plan (“Ontario Teachers’”, together with Orion, the “Sellers”) (the “Transaction”). The Transaction implies a 100% enterprise value for Sweetwater of approximately US$1.9 billion (based on US$625 million of debt outstanding as of April 1, 2026) and an attributable equity value to be acquired by URC of approximately US$1.1 billion.

Under the Transaction, Sweetwater and URC will combine under a newly formed U.S. domiciled parent company, “Uranium Royalty Corp.” (“New URC”), which will apply to have its shares of common stock (“New URC Shares”) listed on the NASDAQ Capital Market. On completion of the Transaction, the Sellers will receive approximately US$330 million in cash and US$813 million in New URC Shares at a deemed value of US$3.64 per New URC Share, subject to adjustment under the Arrangement Agreement. See “Transaction Details” and “Transaction Funding” below.

Scott Melbye, Chief Executive Officer, President and Director of URC stated: “We welcome this transformational combination that will accelerate near term cash flows from competitive and reliable, long-life assets located in a top-tier jurisdiction, Wyoming, in which we have a great deal of affinity and familiarity. More importantly, it provides a strong financial base to allow us to fully realize and expand our uranium focus at a time of historic growth in nuclear energy. The global uranium market is experiencing a meaningful primary supply deficit, expected to drive significant capital investment in the years ahead. This enhanced, newly formed royalty leader will be uniquely positioned to capitalize on favorable market dynamics.”

Jon Lamb, Managing Partner of Orion and Chairman of Sweetwater, commented: “URC was built as the first and only uranium-focused royalty company, and this strategic combination represents a natural evolution into a first-of-its-kind platform combining high-quality royalty cash flows with one of the largest land holdings in the United States. Importantly, that land base provides significant long-term embedded growth potential and optionality across uranium and other critical minerals, reinforcing the strategic value of this platform at a time of renewed focus on domestic critical supply chains. As long-term investors in the mining sector, we see a compelling opportunity to combine durable, industrial-based cash flows with uranium exposure, creating a differentiated and scalable royalty company positioned for disciplined growth. We look forward to being a partner as New URC executes on this strategy.”

Transaction Highlights

●	Immediate and Significant Cash Flow Generation: The Transaction adds a well-established, unique, cash flowing royalty portfolio with long reserve lives(1) and ~50 years of stable historical cash flows. Sweetwater royalties are underpinned by industry-leading assets and operators, generating, on a 100% basis, average adjusted EBITDA(2) of ~US$74 million in each of the last two fiscal years.
●	Premier U.S. Land Position: Pro Forma URC will become the second largest public company landowner in the United States (excluding REITs) and the largest landowner in Wyoming (with approximately 850,000 acres of fee surface rights, and approximately 4.5 million acres of mineral rights in fee). Sweetwater’s extensive land package covers Wyoming’s Green River Basin, the world’s largest known trona deposit and provides an element of control uncommon in the royalty space.
●	Significant Growth Profile: Underlying Sweetwater assets have or are undertaking production expansions and, based on operator disclosures and information, are expected to increase attributable soda ash production capacity by over 60% in the coming years, without requiring incremental capital investment from New URC. Greenfield projects have the potential to further increase total royalty attributable capacity with additional potential upside from uranium royalties and streams.
●	Increased Scale and Attractive Valuation: The Transaction is expected to transform URC into the largest publicly traded U.S. non-precious metals royalty company, positioning it for potential trading re-rate through increased operating scale. The combination is also significantly accretive to net asset value, cash flow and earnings per share.
●	Orion and Ontario Teachers’ Maintaining Significant Equity Exposure: Upon closing, Orion and Ontario Teachers’ are expected to hold approximately 43% and 16% (prior to the effects of any additional pre-closing financing), respectively, of New URC’s pro forma shares outstanding. Each will be party to investor rights and support agreements, adding two supportive institutional shareholders to URC’s strong shareholder base.
●	Uniquely Positioned to Accelerate Inorganic Uranium Royalty Growth: Strong free cash flow backed balance sheet will support disciplined, value-accretive uranium royalty acquisitions. Widening uranium supply gap enhances strategic inorganic growth opportunities and accelerates New URC’s market positioning.
●	Enhanced Uranium Optionality: Sweetwater’s land position provides significant uranium exploration potential in Wyoming, the leading U.S. state for uranium production and resources.

Sweetwater Royalties Highlights

Sweetwater is a privately held land and mineral royalty company headquartered in Lakewood, Colorado. The company combines a high-quality portfolio of revenue-based mineral royalties with one of the largest private land positions in the United States, creating a durable cash flow platform with significant long-term optionality.

Sweetwater represents a rare combination of:

●	Production revenue royalties on assets with relatively long reserve lives(1)
●	Stable historical cash flows
●	Significant embedded production growth with no owner capital required
●	Significant surface and mineral land optionality in a Tier-1 jurisdiction uncommon for traditional royalty and streaming companies

Sweetwater’s land holding includes approximately 200,000 acres situated within the Known Sodium Leasing Area (“KSLA”) and an additional 650,000 fee surface acres. Furthermore, Sweetwater’s portfolio includes approximately 4.5 million acres of mineral rights across its regional operations.

(1) Sweetwater reserve life estimate based on USGS data on available soda ash reserves in Wyoming divided by current annual production rate; provided for general illustrative purposes and is not intended to constitute a reserve estimate or other economic study.

Figure 1 - Fee Surface Acres and Mineral Rights Acres owned by Sweetwater

Sweetwater’s Soda Ash Royalties

Sweetwater’s primary assets are production revenue royalties calculated on a per ton basis for each sale of sodium mineral products produced or extracted from the applicable leased premises (net of certain deductions) over five operating soda ash mines and two advanced greenfield natural soda ash projects located in Wyoming in the KSLA. The royalties are equal to the greater of (i) a royalty rate of eight percent (8.0%) of the sale price of such sodium mineral products or (ii) the highest royalty rate under any then-existing federal, state, or private sodium lease in Sweetwater County, Wyoming, paid by the lessee, in each case calculated in accordance with the terms of the applicable lease agreement and subject to the terms and conditions of such agreement, less, in some cases, certain deductions for commissions, discounts, sales and use taxes and handling costs to customary destinations. These operations are owned and operated by leading global industry participants, including WE Soda, Tata Chemicals, Şişecam and Solvay (American Soda). The royalty portfolio is underpinned by the Green River Basin, which hosts the world’s largest known deposit of natural trona. Wyoming accounts for approximately 90% of global natural trona reserves, making Sweetwater’s land position uniquely strategic.

Mineral ownership within the KSLA in the Green River Basin is checkerboarded between Sweetwater and governmental entities, and Sweetwater has generally received a royalty on approximately half of the soda ash production and sales from the basin over time. The amount Sweetwater receives will depend on the mining plans of the individual operators as they mine between government and Sweetwater lands.

Sweetwater’s royalty assets have demonstrated consistent performance, generating average adjusted EBITDA(2) of approximately US$74 million (on a 100% basis) over the past two fiscal years. The underlying mines have operated for approximately 50 years. Several of the operators have announced that they have, or are embarking, on expansions which have the potential to lead to increased production capacity tied to Sweetwater’s royalty land in the coming years. Furthermore, the two advanced greenfield projects are of significant scale which could materially increase royalty cash flows once in operation. See “About Sweetwater” below for further information.

(2) Adjusted EBITDA is based on Sweetwater financial statements and is calculated by adding interest, taxes, depreciation, and amortization expenses back to a company’s net income as well as adjusting for advanced minimum royalties and gain on land sale.

Figure 2 – KSLA Lease Area Map and Operator Details

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Opal
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Sisecam Wyoming
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Genesis Alkali
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Tata Chemicals
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American Soda
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Mechanically Mineable Trona Area (1998)
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WE Soda Lease Boundary
Sisecam - Pacific Soda Project Lease Boundary
Sisecam Lease Boundary
WE Soda - Project West Lease Boundary
American Soda Lease Boundary
Tata Lease Boundary
Uinta Lease Boundary
SWTRE Mineral Ownership
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URRO26002AA Location Map 3/31/2026
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Operators	Ownership	Operation	Stage	Mine Type
Şişecam Wyoming	51% Şişecam Wyoming and 49% Natural Resource Partners	Big Island	Operating	Underground, Room and Pillar
Pacific Soda LLC	100% Pacific Soda LLC (subsidiary of Şişecam Chemicals USA Inc.)	Dry Creek Trona Project	Greenfield Project	Solution
American Soda	100% American Soda (subsidiary of Solvay S.A.)	American Soda	Operating	Underground, Longwall
Tata Chemicals	100% Tata Chemicals	Alchem	Operating	Underground Room and Pillar
WE Soda	100% WE Soda	Westvaco	Operating	Underground, Longwall and Solution
WE Soda	100% WE Soda	Granger	Operating	Underground Flooded Solution
WE Soda	100% WE Soda	Project West	Greenfield Project	Solution

Sweetwater’s Land Optionality

Outside of the KSLA, Sweetwater owns an additional 650,000 fee surface acres and approximately 4.5 million acres of mineral rights across its regional operations.

In recent years, Sweetwater has expanded its business strategy to generate additional revenue streams that capitalize on its extensive surface and mineral footprints, including renewable energy royalties, with more than 300,000 surface acres under lease for potential renewable energy development.

Management believes the scale, location, and strategic characteristics of Sweetwater’s surface and mineral estates may provide the potential for additional long-term value creation through other land uses and development opportunities. These may include, among other things, data centers, real estate development, ranching and grazing, battery storage, critical minerals, and infrastructure-related uses.

Furthermore, management believes the scale, location, and geologic setting of Sweetwater’s surface and mineral estates may provide potential long-term uranium optionality on certain portions of the land package.

Figure 3 – Uranium Potential from Wyoming State Geological Survey

Soda Ash

Soda ash is one of the most widely consumed inorganic industrial materials in the world and is commonly produced and sold as an odorless white powder that is soluble in water. Soda ash is a chemical refined from mineral trona and is a key input in the manufacture of, among other things, glass, chemicals and other industrial products. Approximately 50% of soda ash consumption is attributable to the glass manufacturing industry, including container glass, flat glass, and fiberglass applications. Other applications include water treatment, detergents and soaps, paper production, textiles, agriculture, pharmaceuticals, and personal care products. Sodium bicarbonate produced from soda ash is also used in food production, including baked goods, household cleaning products, and medicinal formulations. Additionally, soda ash is a key ingredient in lithium production, solar panel glass and sodium batteries, providing an additional upside potential on the back of growing EV adoption.

Soda ash is produced either synthetically or naturally, through various mining methods. Natural and synthetic soda ash are chemically identical and are interchangeable within the vast majority of industrial applications for which they are used. Natural soda ash is generally regarded as having a meaningfully lower cash cost of production than synthetic soda ash, primarily due to its lower energy intensity and reduced raw material input costs. It is also typically viewed as a more environmentally favorable production route.

The combination of durable soda ash royalties, land-based recurring income and strategic mineral optionality positions Sweetwater as a unique royalty platform that complements and diversifies URC’s existing uranium royalty portfolio and allows URC to fund an accelerated uranium royalty and stream growth strategy.

Uranium Royalty Highlights

URC is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium royalty company listed on the NASDAQ. URC provides investors with direct exposure to uranium commodity prices through a diversified strategy of acquiring and managing uranium interests, including royalties, streams, debt and equity in uranium companies, as well as holdings of physical uranium.

The Company has assembled a globally diversified portfolio of high-quality uranium assets, anchored by cornerstone royalties on some of the world’s most significant and lowest-cost uranium operations. Key assets include interests in the McArthur River Mine and Cigar Lake Mine, operated by Cameco, in Canada’s Athabasca Basin, widely recognized as the premier uranium jurisdiction globally. URC’s portfolio also provides exposure to near term cash flow through project restarts, such as the Lance Project, operated by Peninsula Energy, in Wyoming and the Langer Heinrich Mine in Namibia, operated by Paladin. Development-stage assets include projects such as Uranium Energy Corp’s Roughrider Project in Saskatchewan, Canada. URC provides both geographic diversification and leverage to future uranium supply growth.

In addition to its royalty and streaming portfolio, URC has bought and sold significant inventories of physical uranium, further enhancing its direct sensitivity to uranium price movements and offering investors a hybrid exposure model that combines financial instruments with commodity ownership.

URC’s management team and Board comprise individuals with decades of combined experience in the uranium and nuclear energy sectors, including global expertise in mine finance, project identification and evaluation, mine development, government affairs, and uranium marketing and trading. This specialized capability underpins the Company’s disciplined investment approach and its ability to partner with leading operators globally.

Transaction Details

The Transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). Prior to completion of the Arrangement, Orion and Ontario Teachers’ will contribute interests in Sweetwater to New URC, a newly incorporated Delaware company (“New URC”). Under the Arrangement, among other things, URC shareholders will exchange their URC shares for New URC Shares on the basis of 1 New URC Share for each URC common share held by them at the effective time of the Arrangement. The effect of the Arrangement will be that the Sellers’ ownership interests in Sweetwater will have been exchanged for total cash consideration of US$330 million and US$813 million in New URC Shares, issued at a share price of US$3.64, subject to adjustment under the Arrangement Agreement as set out under “Transaction Funding” below. On completion of the Transaction, New URC will be the publicly traded parent company of the combined group. It is expected that existing URC shareholders, Orion and Ontario Teachers’ will hold approximately 41%, 43% and 16% of the outstanding New URC Shares, respectively, on completion of the Arrangement and prior to the effects of Subsequent Financing (as defined below).

The Transaction is subject to, among other things, approval by URC shareholders (66 2/3%), requisite court approval, applicable stock exchange and regulatory approvals, and other customary closing conditions. A shareholder meeting is expected to occur on or about July 2026 with closing thereafter subject to regulatory approvals.

Transaction Funding

To finance a portion of the cash consideration under the Transaction, Uranium Energy Corp. (“UEC”), which currently owns approximately 12% of the outstanding URC common shares has agreed to subscribe for subscription receipts of URC at a price of US$3.64 per subscription receipt, for total proceeds of US$40 million (the “UEC Subscription”). Each subscription receipt will automatically convert into one URC Share in the event all escrow release conditions set out in the subscription agreement are satisfied, including satisfaction of the conditions precedent to the Arrangement and receipt of conditional approval of the Arrangement from Toronto Stock Exchange and approval from shareholders at the shareholder meeting. Closing of the UEC Subscription is expected to occur shortly after receipt of conditional approval of the Toronto Stock Exchange, with the subscription funds to be held in escrow pending satisfaction of the escrow release conditions. Following confirmation of the escrow release conditions and delivery of a release notice to the escrow agent, the release of escrowed funds will occur immediately prior to closing of the Arrangement and conversion of the subscription receipts will occur immediately prior to closing of the transactions in the sequence set out in the Plan of Arrangement. In the event that the escrow release conditions are not satisfied prior to the outside date of the Arrangement, or the Arrangement Agreement is terminated, the subscription receipts will expire and UEC will be entitled to receive a refund of the escrowed funds. Based on the currently outstanding shares and the number of New URC Shares to be issued (assuming no additional financing is completed prior to closing), UEC would own approximately 8% of New URC on completion of the Arrangement.

The Company expects to fund the cash portion of the acquisition by means of existing cash on hand, the UEC Subscription, and additional existing liquidity. Prior to closing of the Transaction, New URC intends to pursue external financing sources (the “Subsequent Financing”).

Under the Arrangement Agreement, the proportion of cash and New URC Shares to be received by the Sellers will be adjusted in the event that URC completes a financing prior to closing of the Transaction. In such event, the first US$52 million of the net proceeds, and 80% of any excess net proceeds received beyond US$92 million, will be utilized to reduce the New URC Share consideration to the Sellers under the Arrangement.

URC had a cash balance of approximately US$90 million as of January 31, 2026. Since January 31, 2026, URC has also sold approximately US$151 million of uranium inventory to date and has a further approximately US$50 million of uranium inventories based on current market prices.

The UEC Subscription constitutes a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of subscription receipts to UEC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, UEC exceeded 25.0% of the Company’s market capitalization. The Board of Directors of the Company has approved the Offering, the related party transaction with UEC and all ancillary matters.

This press release is for informational purposes only and shall not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. The securities that are the subject of the private placement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Transaction Structure

Immediately prior to the Transaction, Orion and Ontario Teachers’ will have transferred their Sweetwater interests to New URC. Pursuant to the Arrangement, a number of steps will occur at closing, including URC shareholders exchanging their URC shares for 1 share of New URC (or, in the case of electing eligible Canadian URC shareholders, 1 Exchangeable Share (as defined below). The Arrangement will require the approval of at least 66 2/3% of the votes cast in person or by proxy by common shareholders of URC at a special meeting of shareholders. The Arrangement will also require customary court approval in Canada.

Eligible Canadian shareholders of URC will be able to elect to receive, for each common share, exchangeable shares in a Canadian subsidiary of New URC (the “Exchangeable Shares”), which will be exchangeable into shares of New URC for a period of up to 10 years after completion, instead of the shares of New URC to which they would otherwise be entitled at completion. The Exchangeable Shares will have the same economic and voting rights as the shares of New URC.

In connection with the Transaction, Uranium Energy Corp. and certain of the directors and executive officers of URC, in respect of approximately 14% of the outstanding URC common shares, have entered into customary voting agreements agreeing to vote those URC common shares in favour of the Transaction.

Shareholder Rights Agreements

In connection with the Transaction, Orion, Ontario Teachers’ and URC will enter into an investor rights and support agreement, which will include customary terms, among other things, that Orion and Ontario Teachers’:

●	Will vote New URC Shares in support of management recommendations on certain matters for a period of two years following closing of the Transaction, other than matters relating to changes to constating documents or certain fundamental transactions such as mergers, business combinations, restructurings, and other corporate transactions; and
●	For a period of the earlier of two years after closing of the Arrangement or until such time as Orion or Ontario Teachers’, as applicable, hold less than 10% of the outstanding NewCo Shares:

○	Provide notice of certain proposed sales of New URC Shares and have agreed to certain restrictions relating to sales of New URC Shares to certain counterparties, including any counterparty that would hold more than 10% of the outstanding New URC Shares as a result of such sale;
○	Will agree not to dispose of any New URC Shares for six months after closing of the Arrangement, unless the volume weighted average price of the New URC Shares exceeds C$7.50 over any 20 day trading period commencing 90 days after closing of the Arrangement; and

Orion and Ontario Teachers’ will have pro rata Board nomination rights with rights for up to two directors joining from Orion and one from Ontario Teachers’. The resulting combined representation will be capped below 50%.

The investor rights and support agreement also grants Orion and Ontario Teachers’ customary anti-dilution rights for a period of two years after closing and customary registration rights, including the right to require New URC to file and maintain a shelf registration statement covering the resale of their New URC Shares, as well as customary demand and piggyback registration rights, in each case subject to customary restrictions and limitations.

Management and Governance

Following completion of the Transaction, URC will continue to be led by Scott Melbye as President and Chief Executive Officer and Amir Adnani as Chairman, uranium industry veterans with over 60 years of combined experience. Sweetwater will continue to operate under the leadership of Chief Executive Officer Damon Barber, who has over 30 years of experience in global mining and resource development.

It is expected that the meeting of URC shareholders to approve the Transaction and, subject to satisfaction of the conditions under the Arrangement, closing will occur on or about the early third quarter of 2026.

Board of Directors’ Recommendations

Following the unanimous recommendation of a special committee of independent URC directors (the “Special Committee”), the Board of Directors of URC has unanimously approved the Transaction and recommend that shareholders vote in favour of the Transaction. Paradigm Capital Inc. has provided a fairness opinion dated April 15, 2026 to the Special Committee, stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration payable to the Sellers in connection with the Transaction is fair, from a financial point of view, to URC.

Advisors and Counsel

URC has engaged National Bank Capital Markets as its financial advisor and Sangra Moller LLP, Haynes and Boone LLP, and Holland and Hart LLP as its legal advisors in connection with the Transaction. The Special Committee has engaged Paradigm Capital Inc. as its financial advisor. URC has also engaged Goldman Sachs Canada Inc. as its strategic advisor.

Sweetwater has engaged Rothschild & Co as its financial advisor. Orion has engaged Sidley Austin LLP and Torys LLP as its legal advisors. Ontario Teachers’ has engaged Torys LLP and Weil, Gotshal & Manges LLP as its legal advisors.

Call and Webcast

A conference call will be held at 8:30 a.m. Eastern Time on Thursday, April 16, 2026, to discuss the transaction. To participate, please use one of the following methods:

Webcast: here

North America (toll-free): 1-877-270-2148

International: 1-412-317-6060

A presentation accompanying the conference call discussing the transaction will be available on Uranium Royalty Corp.’s website at www.uraniumroyalty.com and a replay of the event will be available following the conference call.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only uranium-focused royalty and streaming company, and the only pure-play uranium listed royalty company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

About Sweetwater Royalties

Sweetwater Royalties is a privately held land and mineral royalty company that owns one of the largest private land and mineral estates in the United States. Sweetwater owns approximately 4.5 million mineral acres and approximately 850,000 fee surface acres in Wyoming, Utah and Colorado (the “Land Grant”). Sweetwater’s vast surface and mineral estates underpin a royalty platform of large-scale soda ash royalties and a broad mix of long-term development opportunities. Sweetwater Royalties is primarily owned by Orion Resource Partners and Ontario Teachers’ Pension Plan.

About Orion Resource Partners LP

Orion Resource Partners LP is a global investment firm specializing in the metals and materials critical to sustainable economic growth and the energy transition, with US$9.2 billion of assets under management and a team of more than 80 professionals across six global offices. Orion has successfully invested across the metals and materials value chain for over a decade, operating complementary investment strategies spanning the full liquidity spectrum, finding and capturing opportunities driven by the long-term trends of global decarbonization, the constrained supply of critical resources, and advancements in industrial technologies. Orion is a signatory to the UN PRI and the IFC Performance Standards on Environmental and Social Sustainability.

Technical Information

For further information regarding URC’s royalty interests, including the projects underlying such interests, please refer to URC’s Annual Information Form for the year ended April 30, 2025.

Darcy Hirsekorn, B.Sc. Geol., Chief Technical Officer of the Company, has supervised the preparation of this news release and has reviewed the additional scientific and technical information contained herein. Mr. Hirsekorn is a qualified person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI “43-101”).

Information regarding the Sweetwater assets will be included in a management information circular of URC to be issued in connection with a shareholder meeting of URC to be held to approve the Arrangement (the “Meeting Materials”). The Meeting Materials will include important information regarding Sweetwater and its assets. In connection with the Meeting Materials, URC expects to file an NI 43-101 technical report respecting the projects underlying Sweetwater’s material royalties. Investors should review the Meeting Materials and such technical report for further details regarding the Transaction and Sweetwater and its assets.

Non-GAAP and Non-IFRS Financial Measures

This press release references to adjusted EBITDA, which is a non-GAAP and non-IFRS financial measure, which management believes may enable investors to better evaluate the impact of the proposed Transaction, and the past performance of the Sweetwater assets. Adjusted EBITDA is calculated by adding interest, taxes, depreciation, and amortization expenses back to a company’s net income as well as adjusting for advanced minimum royalties and gain on land sale. The historic financial information included herein regarding Sweetwater has been prepared under U.S. GAAP.

Forward-Looking Information

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements relate to future events or future performance and reflect the Company’s expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; approval by the Company’s shareholders; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of New URC post-Transaction; growth potential of New URC, timing, receipt and anticipated effects of court and other approvals; expectations regarding uranium and soda ash markets, the discussion of future plans, growth potential; expectations regarding the operations underlying URC’s and Sweetwater’s assets; and the Company’s ability to finance the cash consideration under the Arrangement. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks related to failure to receive requisite URC shareholder approval or court approval of the Transaction; any inability to satisfy the conditions to the Transaction, any inability of URC to complete necessary financing, including to fund the cash consideration under the Transaction, risks inherent to royalty companies, uranium and soda ash price volatility, risks related to the operators of the projects underlying the Company’s and Sweetwater’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information. Forward-looking statements are made as of the date of this document and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.